

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2017

<u>**Via E-Mail**</u>
Pranav L. Trivedi
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London, England E14 5DS

> Re: **QIWI plc**
> **Response Letter dated July 13, 2017**
> **Schedule 14D-9 filed June 30, 2017**
> **SEC File No. 005-87446**

Dear Mr. Trivedi:

We have reviewed your response and have the following comment.

1. We reissue our prior comment. As your response noted, Item 1009(a) of Regulation M-A requires disclosure of the identity of persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction. Your disclosure indicates that you discussed the offer with your financial advisor(s) in connection with making a recommendation to your security holders, in this case, to remain neutral as to the offer. Thus, the disclosure is required under both Item 1009(a) of Regulation M-A and Item 1011(c) of Regulation M-A as material disclosure in support of your decision to remain neutral as to the offer, which is disclosed pursuant to Item 1012(a) and (b) of Regulation M-A. Also, tell us, with a view toward revised disclosure, whether the financial advisor was compensated separately for its advice on the current offer.

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions